                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       For the month of September, 1997

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)


                  17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                             Kwai Chung, Hong Kong
                             ---------------------
                            Tel. No. 852-2427-6951
                            ----------------------
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F      X         Form 40-F
                               -------                  ------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                         Yes                No   X
                              -----            ------

     [If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

                       DSG      1997

                                SECOND

                                QUARTER

                                REPORT

REVIEW OF OPERATIONS SECOND QUARTER 1997 AND SIX MONTHS ENDED JUNE 30, 1997

To our Shareholders:

We are pleased to announce our second quarter and first half 1997 results.

SECOND QUARTER ENDING JUNE 30, 1997 COMPARED TO SECOND QUARTER ENDING JUNE 30, 1996

The net sales for DSG International Limited ("the Company") for the three-month period ending June 30, 1997, were $64.2 million, an increase of 7.0% over the same period in 1996. Although the Company's net income in 1997 was $1.4 million, compared with last year's $2.3 million, and earnings per share in the second quarter of 1997 were $0.21, rather than $0.29, the Company is maintaining its overall volume sales on disposable baby diapers and is broadening its niche within the adult incontinence marketplace.

While 1997 has seen the Company creating further inroads in the disposable baby diaper markets, especially within its Asian Pacific and Australian regions, long range strategies were further implemented toward continuing the Company's marketshare expansion in the area of adult incontinence. On April 1, 1997, the Company acquired the entire share capital of a Wisconsin adult incontinence and disposable baby diaper manufacturer for a cash consideration of $3.8 million. Also within the second quarter, the Company acquired an adult incontinence manufacturing firm and equipment in the Netherlands and a medical care distribution company in Belgium for a total cash consideration of $1.4 million. The incontinence business from the Netherlands was integrated into the Company's Swiss operations.

Intense pricing and promotional competition continuously affected sales performance for both North America and Europe. Gross profit as a percentage of net sales for the second quarter of 1997 was 34.1%, slightly less than that of the same period last year. Selling, general and administrative expenses as a percentage of net sales increased to 29.8% for the second quarter of 1997. This figure was up from 27.4% in 1996, due to increased advertising and promotional expenses for the North American region; consequently, the Company's operating margin narrowed from 7.3% in the second quarter of 1996 to 4.3% during the second quarter of 1997.

Interest expenses for the Company in the second quarter of 1997 came to $807,000, compared with $606,000 for the same period last year. Increased borrowing to accommodate recent acquisitions, along with the working capital requirements of these newly purchased companies, contributed to this change. Other income for the Company resulted in a shift from $585,000, in the second quarter of 1996, to $132,000 during the second quarter of 1997, primarily due to variances in interest income.

SIX MONTHS CONCLUDING JUNE 30, 1997 COMPARED TO SIX MONTHS CONCLUDING JUNE 30, 1996

The Company's net sales for the six-month interval ending June 30, 1997, were $121.0 million, close to the sales of $122.1 million for the corresponding 1996 period. During this six-month period in 1997, gross profit as a percentage of net sales was 35.1%, showing an increase of 2.8% over the same duration in 1996. This fluctuation was primarily the result of higher margin contributions from the Company's Asian Pacific and Australian regions. Operating income for the Company during the first half of 1997 was $6.1 million, a $0.2 million decline from the comparative period's income in 1996. This was again the result of increases in advertising and promotional expenses within the North American market and additional selling, general and administrative expenses from the newly purchased companies.

Interest expenses for the six-month period ending June 30, 1997, totaled $1.4 million, compared to $1.2 million for the same period in 1996, and resulted from increased borrowing for the acquisition and working capital requirements of the newly purchased companies. Following an unfavorable movement in European currencies against the U.S. Dollar, the Company reported an exchange loss on translation adjustment of $866,000 for the period ending June 30, 1997.

STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for three-month and six-month periods ending June 30, 1997 and 1996, and the Balance Sheet information as of June 30, 1997, are derived from unaudited financial statement which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments for a fair presentation of the results of operations for these time frames. The results for these periods, however, are not necessarily indicative of the results for the full year.


STATEMENTS OF OPERATIONS
(In thousands, except earnings per share)

                                                   Three Months Ended         Six Months Ended
                                                         June 30,                  June 30,
                                                     1997        1996          1997        1996

Net sales                                         $64,183     $59,995      $120,951    $122,104
                                                  =======     =======      ========    ========
Gross profit                                       21,884      20,810        42,416      39,468
Selling, general & administrative expenses         19,117      16,448        36,330      33,192
                                                  -------     -------      --------    --------
Operating income                                    2,767       4,362         6,086       6,276
Interest expense                                     (807)       (606)       (1,410)     (1,198)
Exchange (loss) gain                                 (222)        (74)         (866)        257
Other income                                          132         585           633         996
                                                  -------     -------      --------    --------
Income before income taxes                          1,870       4,267         4,443       6,331
Provision for income taxes                           (353)     (1,975)       (1,473)     (2,933)
Minority interest in losses                           (99)        (14)          (99)         (2)
                                                  -------     -------      --------    --------
Net income                                        $ 1,418     $ 2,278      $  2,871    $  3,396
                                                  =======     =======      ========    ========
Earnings per share                                $  0.21     $  0.29      $   0.43    $   0.43
                                                  =======     =======      ========    ========
Average number of shares outstanding                6,673       7,795         6,674       7,823
                                                  =======     =======      ========    ========

BALANCE SHEET DATA
(In thousands)

                                                   June 30,     December 31,
                                                      1997             1996
                                                (unaudited)
Working capital                                   $ 31,440         $ 31,714
Total assets                                       157,400          141,910
Long-term debt (including deferred purchase
consideration)                                      23,515           21,940
Shareholder's equity                                76,220           74,639

At June 30, 1997 the Company had cash of $11.1 million.

     Regarding the Company's second quarter results, DSG Chairman Mr. Brandon Wang stated, "I am pleased to welcome our newest acquisitions on board and am particularly gratified with he commitment we have made to expanding our niche within the adult incontinence market. With respect to the Company's net income, it was negatively impacted by a total of $0.11 per share, primarily due to the losses incurred in the newly acquired companies and the unfavorable European currency movement against the U.S. Dollar. While we are continuing to move toward further growth in disposable baby diaper sales, we are confident the expansion we are achieving in the adult incontinence marketplace will provide us with a more diversified position. As a significant percentage of the world's population is aging, the demand for sophisticated, life-style enhancing products is proportionately increasing, and DSG is in a position to successfully respond to that need."

     DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in California, Georgia and Wisconsin, the Company also maintains facilities in Hong Kong, Australia, Great Britain, Singapore, Canada, Switzerland, China and Thailand. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products, feminine napkins and training pants at certain of its operations. Its best selling brands include Fitti(R), Pet Pet(R), Cosies(R), Cosifits(R), Baby Love(R), Togs(R), Cares(R), Vlesi(R), Dispo 123(TM) and Certainty(R).

August 15, 1997
                                                            [PHOTO APPEARS HERE]

                                 DSG INTERNATIONAL LTD

                                 17th Floor Watson Centre

                                 Kung Yip Street

                                 Kwai Chung

                                 Hong Kong

                                 Tel: (852) 2427 6951

                                 Fax: (852) 2480 4491

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DSG International Limited
                                          -----------------------------------
                                                      (Registrant)

Date: September 11, 1997                  By /s/ Peter Chang
     -------------------                     ---------------
                                               Peter Chang
                                             Vice President